UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103                         SCHEDULE 13D
-------------------

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      1. Names of Reporting Persons: Anaren, Inc.

         I.R.S. Identification Nos. of above persons (entities only): 16-0928561

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

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      3. SEC Use Only

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      4. Source of Funds (See Instructions)

            WC

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

            [ ]

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      6. Citizenship or Place of Organization

            New York

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--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                              737,900
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power                             - 0 -
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power                         737,900
Reporting         --------------------------------------------------------------
Person With       10. Shared Dispositive Power                       - 0 -
--------------------------------------------------------------------------------


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

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

            737,900 shares of Common Stock

            --------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

            --------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) 5.74%

            --------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

            CO

      This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2002, as amended on August 6, 2002, September 20, 2002, April 10, 2003 and May 2, 2003, by Anaren, Inc. (formerly Anaren Microwave, Inc.), a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value, of Celeritek, Inc., a California corporation ("Celeritek").

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented with the following:

      On July 8, 2004, Teledyne Technologies Incorporated and Celeritek, Inc. jointly announced that Teledyne, through its subsidiary Teledyne Wireless, Inc., has entered into an agreement to acquire Celeritek's defense electronics business. In light of this development, Anaren, Inc. has determined that it no longer has an interest in acquiring the business or assets of, or engaging in any other form of business combination with, Celeritek. The shares of Celeritek Common Stock beneficially owned by Anaren will, for so long as Anaren retains such ownership, be held for investment purposes and not with a view towards effectuating a business combination. As set forth in Item 5 below, Anaren has disposed of a portion of the Celeritek Common Stock previously held by it. Depending on the results of its ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, and/or other investment considerations, Anaren may dispose of some or all of its remaining holdings in privately negotiated or open market transactions, or may retain such shares for investment purposes as described above.


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

      Except to the extent the foregoing may be deemed a plan or proposal, Anaren has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented with the following:

      On July 9, 2004, Anaren sold 39,400 shares of Celeritek Common Stock at the price of $4.00 per share in open market transactions. Following the sale, and as of the date of this Amendment No. 5, Anaren has sole voting and dispositive power over 737,900 shares of Celeritek Common Stock. According to Celeritek's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, as of May 23, 2004, Celeritek had outstanding approximately 12,855,962 shares of Common Stock. Accordingly, the 737,900 shared held by Anaren represent approximately 5.74% of the outstanding Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 15, 2004                 ANAREN, INC.

                                    By: /s/ Lawrence A. Sala
                                        --------------------
                                    Name:  Lawrence A. Sala
                                    Title: President and Chief Executive Officer


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